AB

U.S. SECUR MMISSION

03011710

SO 3/6/03 XX

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-43682

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AK CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
445 Park Avenue, 9th Floor
(No. and Street)

RECEIVED FEB 28 2003 207 SECTION

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kowalczyk (212) 333-8634
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

19

OATH OR AFFIRMATION

I, ANDREW KOWALCZYK, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of AK CAPITAL, LLC as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

AK CAPITAL, LLC

Andrew Kowalczyk, Managing Member

Subscribed and sworn to before me this 27 day of February, 2003

Notary Public

OFFICIAL NOTARY SEAL
CARLA C JACKSON
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. DD055344
MY COMMISSION EXP. SEPT 27,2005

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Consolidated statement of financial condition.
- [x] (c) Consolidated statement of income.
- [x] (d) Consolidated statement of cash flows.
- [x] (e) Consolidated statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [x] (f) Consolidated statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

AK CAPITAL, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash	$ 117,777	$ -
Marketable securities at market value	6,217,080	5,880,236
Deposit with clearing broker	112,552	111,297
Receivable from clearing broker	46,859	110,134
Receivable from joint venture	-	56,649
Other assets	22,648	38,251
Due from JV1, LLC	212,296	-
Deposits with joint ventures	-	100,000
Property and equipment, at cost, net of accumulated depreciation of $44,216 and $32,917	121,673	131,838
Security deposits	3,000	10,000
TOTAL ASSETS	$6,853,885	$6,438,405
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Cash overdraft	$ -	$ 27,867
Accrued expenses and other liabilities	113,127	88,969
Payable to clearing broker	5,886,544	5,341,487
Subordinated borrowings	110,000	340,000
Members' capital	744,214	640,082
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$6,853,885	$6,438,405